U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):      [X]  Form 10-K and Form 10-KSB    [  ] Form 11-K
[  ] Form 20-F    [  ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

         For Period ended           December 31, 1997
                         -------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR

         For the transition period ended

         Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

         Full name of registrant    DenAmerica Corp.
                                ------------------------------------------

         Former name if applicable
                                   ---------------------------------------

         Address of principal executive office (Street and Number)

          7373 N. Scottsdale Road, Suite C-240
         -----------------------------------------------------------------
         City, State and Zip Code   Scottsdale, Arizona  85253
                                 -----------------------------------------

                                     PART II

                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         On March 25, 1998, the Company completed the sale of 71 restaurants. Because of the significance of this transaction, the Company's accounting and financial department resources that are normally devoted to the year-end financial closing processes were necessarily diverted in order to enable the Company to complete the sale. As a result, the Company's Form 10-K for the year ended December 31, 1997 cannot be prepared and filed within the prescribed time period without unreasonable effort or expense.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Todd S. Brown                (602)                  483-7055
         ----------------             -----                  --------
              (Name)               (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As a result of the sale of 71 restaurants described under Part III above, the Company will record a non-recurring charge of approximately $14.1 million for impairment of assets in its results of operations for the year ended December 31, 1997.

                                DenAmerica Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date        March 31, 1998                     By  /s/ Todd S. Brown
     --------------------------------------       -----------------------
                                                  Todd S. Brown
                                                  Vice President and Chief
                                                  Financial Officer